FILED PURSUANT TO RULE 424(B)(5)
                            FILE NUMBER 33-51865


                             SUBJECT TO COMPLETION
           PRELIMINARY PROSPECTUS SUPPLEMENT DATED DECEMBER 12, 1995

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED FEBRUARY 8, 1994)

                                  $100,000,000

                                 [LOWE'S LOGO]

                        % SENIOR NOTES DUE DECEMBER     , 2005

     Interest on the Notes is payable semi-annually on June   and December   of
each year, beginning June   , 1996. The Notes may not be redeemed prior to
maturity.
     The Notes will be represented by one or more Global Notes (collectively, the "Global Note") registered in the name of the nominee of The Depository Trust Company ("DTC"), which will act as Depositary. Interests in the Global Note will be evidenced only by, and transfers thereof will be effected only through, records maintained by the Depositary and its participants. See "Description of Notes -- Book-Entry System." Except as described in the Prospectus, Notes in definitive form will not be issued. Settlement for the Notes will be made in immediately available funds. All payments of principal and interest will be made by Lowe's Companies, Inc. in immediately available funds. See "Description of Notes -- Same-Day Settlement and Payment."

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS
    THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
     COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROS-
        PECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES.
        ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

[CAPTION]

                                                    Price to                Underwriting              Proceeds to
                                                     Public                 Discount(1)                Company(2)
  Per Note................................                %                         %                         %
  Total...................................             $                         $                         $

(1) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."
(2) Before deducting expenses payable by the Company estimated at $       .

     The Notes are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Notes will be made through the book-entry facilities of DTC on
or about December   , 1995.

MERRILL LYNCH & CO.
                     GOLDMAN, SACHS & CO.
                                          LEHMAN BROTHERS
                                                           MONTGOMERY SECURITIES

          The date of this Prospectus Supplement is December   , 1995.


****************************RED HERRING*************************************
INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT.
THIS PRELIMINARY PROSPECTUS SUPPLEMENT SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE
OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION
OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION
UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICES OF THE NOTES OFFERED HEREBY AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                                  THE COMPANY

     Lowe's Companies, Inc. (the "Company" or "Lowe's") is a leading specialty retailer of products and services for the home improvement, home decor, home repair and remodeling, and home construction markets. The Company's principal customer groups are do-it-yourself customers, repair and remodeling contractors, and new home builders. As of October 31, 1995, the Company operated 362 stores with 22.8 million square feet of sales floor in 22 states located principally in the South Atlantic and South Central regions of the United States. According to NATIONAL HOME CENTER NEWS, an industry publication, Lowe's is the second largest home center retailer in the United States.

STORE EXPANSION STRATEGY
     Since 1989, Lowe's has been implementing an aggressive store expansion strategy to transform the Company from a chain of small stores into a chain of destination home improvement superstores. Large stores continue to lead Lowe's growth in sales and profitability. During fiscal 1994, post-1988 large stores comprised 57% of total units and contributed 69% of sales and 71% of operating profits. In the first three quarters of fiscal 1995, large stores were 68% of total units, and contributed 79% of sales and 80% of operating profits. At the end of the third quarter of fiscal 1995, the 246 large stores open represented
21.1 million square feet of space or 92% of total square footage. Currently, Lowe's prototype large store is a 101,000 square foot sales floor unit for smaller markets and a 115,000 square foot sales floor unit for mid-size and larger markets, each with a lawn and garden center comprising approximately 30,000 additional square feet. The Company's plans call for operating 372 stores by the end of fiscal year 1995 and at least 400 stores by the end of fiscal 1996, with a goal of 600 stores by the year 2000. The Company's retail selling space is expected to increase approximately 6% in the last quarter of fiscal 1995 to approximately 24.1 million square feet.
     The following table compares Lowe's store group unit totals as of the end of the third quarter of fiscal years 1995, 1994 and 1993:

                                                                            1995                        1994              1993
                                                                  % OF       %                % OF       %                % OF
STORE SIZE (1)                                                    TOTAL    CHANGE    UNITS    TOTAL    CHANGE    UNITS    TOTAL
Small..........................................................     16%     (11)%      59       20%     (11)%      66       24%
Medium.........................................................     16      (21)       57       22      (23)       72       31
Large..........................................................     68        31      246       58        38      188       45
Total..........................................................    100%               362      100%               326      100%

STORE SIZE (1)                                                   UNITS
Small..........................................................    74
Medium.........................................................    93
Large..........................................................   136
Total..........................................................   303

(1) Small stores average less than 7,500 square feet of sales floor and include contractor yards; medium stores stem from the Company's 1984-1988 expansion and average about 23,000 square feet; large stores average approximately 80,000 square feet.

CUSTOMER SERVICE STRATEGY
     Lowe's serves both retail and professional customers. Retail customers are primarily homeowners and others buying for personal and family use. Professional customers include building contractors, repair and remodeling contractors, electricians, painters, plumbers and industrial purchasing agents. Because retail sales are more profitable and less cyclical than professional sales, the Company has given priority to retail sales growth since 1984 and has substantially shifted its customer base especially in its new larger stores.
     The Company has achieved retail sales growth through increased sales in existing stores, relocation of stores, expansion of sales floor space, and an Everyday Competitive Price ("ECP") strategy. ECP builds profitability by substantially increasing revenues per store without a commensurate increase in fixed costs. These higher sales per store enhance the Company's ability to sell its products at low prices. ECP gives the Company's customers the confidence to buy every day without waiting for promotional sales.
                                      S-2

PRODUCTS AND STORE SUPPORT
     A typical Lowe's superstore stocks on average approximately 40,000 product items. Product groups include building commodities and millwork (20% of fiscal 1994 sales); home decorating and illumination (20%); structural lumber (15%); yard, patio and garden (12%); kitchen, bathroom and laundry (11%); heating, cooling and water systems (6%); tools (6%); special order sales (6%) and consumer electronics (4%).
     The Company has installed new computer hardware and software in its stores and upgraded its satellite communications. Expanded use of Electronic Data Interchange has enabled vendors to improve store in-stock positions. Two major distribution centers are expected to become operational in 1996 to support growth in the Company's current markets and targeted expansion market areas.
     The Company employs approximately 46,000 full time and part-time employees. Lowe's general offices are located in North Wilkesboro, North Carolina, and its three major distribution centers are located in North Wilkesboro, Villa Rica, Georgia, and North Vernon, Indiana.
                                USE OF PROCEEDS
     Net proceeds from the sale of the Notes will be used to finance a portion of the Company's store expansion program and for general corporate purposes. Funds not applied immediately to those purposes may be invested temporarily in short-term marketable securities.
                                 CAPITALIZATION
     The following table sets forth the capitalization of the Company and its consolidated subsidiaries at July 31, 1995, and as adjusted to reflect the issuance of the Notes offered hereby.

                                                                                            JULY 31, 1995
                                                                                       ACTUAL        AS ADJUSTED
                                                                                           (IN THOUSANDS)
Long-term debt:
       Long-term notes payable and capital leases (including $30,741 in current maturities) with interest rates ranging from 3.00% to 13.45%, due 1995
        through 2033.............................................................    $  460,919      $   460,919
        % Senior Notes due December 15, 2005.....................................            --          100,000
       3% Convertible Subordinated Notes due July 22, 2003.......................       284,745          284,745
            Total long-term debt.................................................       745,664          845,664
Shareholders' equity:
       Common Stock -- $0.50 par value; 160,451,886 shares issued
          and outstanding........................................................        80,226           80,226
       Capital in excess of par and other........................................       575,790          575,790
       Retained earnings.........................................................       922,416          922,416
            Total shareholders' equity...........................................     1,578,432        1,578,432
     Total capitalization........................................................    $2,324,096      $$2,424,096

                              RECENT DEVELOPMENTS
     On November 19, 1995, the Company announced its results of operations for the third quarter and nine months ended October 31, 1995, as summarized in the following table and related discussion:

                                                     THREE MONTHS ENDED OCTOBER 31,        NINE MONTHS ENDED OCTOBER 31,
                                                                (UNAUDITED)                           (UNAUDITED)
                                                     CHANGE       1995          1994       CHANGE       1995          1994
                                                                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Sales.............................................      12%    $1,765,992    $1,579,005      16%     $5,378,740    $4,623,032
Cost of Sales.....................................      12      1,337,049     1,197,859      15       4,034,115     3,501,618
Gross Margin......................................      13        428,943       381,146      20       1,344,625     1,121,414
Total Expenses....................................      21        360,736       297,596      24       1,050,673       848,473
Pre-Tax Earnings..................................     (18)        68,207        83,550       8         293,952       272,941
Income Taxes......................................     (17)        24,288        29,359      11         106,100        95,646
Net Earnings......................................     (19)        43,919        54,191       6         187,852       177,295
Dividends.........................................      12          8,031         7,172      11          22,439        20,257
PER SHARE DATA (1):
  Earnings:
     Primary......................................     (20)%   $     0.27    $     0.34       1%     $     1.17    $     1.16
     Fully Diluted................................     (19)          0.27          0.33       2            1.13          1.11
  Dividends.......................................      11          0.050         0.045       4           0.140         0.135
SHARES OUTSTANDING (2):
  Primary.........................................       1%       160,766       159,399       4%        160,308       153,439
  Fully Diluted...................................       1        171,663       170,395       4         171,206       164,437

(1) Per share data is computed from unrounded amounts.
(2) Weighted average in thousands.
SALES ANALYSIS
     Lowe's third quarter sales grew 12% to $1.77 billion. Comparable store sales representing an average of 291 stores in the quarter with $1.40 billion declined 4%. Overall, deflation caused a 2% decrease in total sales. The Company experienced the most significant deflation in lumber/building materials, but also in electronics, tools and major appliances compared to the third quarter of last year.
MARGIN ANALYSIS
     The LIFO gross margin for the third quarter was 24.29% compared to 24.14% in 1994. The LIFO charge of $3.5 million had a negative 8 basis point impact compared to last year. LIFO is accrued based on the Company's changing expectations of inflation at the end of the fiscal year. The modest improvement in the third quarter gross margin reflects favorable changes in the Company's product mix as well as the continuing shift in business from contractor to retail. In the third quarter, Lowe's reported significant sales gains in kitchen cabinets and appliances, yard, patio and garden, home care/safety, tools, heating/cooling, home decor, home illumination, bathrooms and home water systems.
                                      S-4

EXPENSES
     Expenses increased as a percentage of sales due to the deleveraging effect of lower comparable store sales and the Company's continued investment in new prototype stores.
     Selling, general and administrative ("SG&A") expenses for 1995's third quarter were 16.13% of sales versus 15.15% in last year's quarter. SG&A increased 19% compared to a 12% sales gain. There was a 17% store salary increase (excluding those in store opening costs). Higher interest rates reduced credit card related income compared to last year causing an unfavorable variance of 33 basis points.
     Store opening costs were $16.3 million in the quarter versus $10.6 million last year, representing costs associated with the opening of 16 stores this year (10 new and six relocated) compared to 10 stores in last year's third quarter (three new and seven relocated). Charges in the third quarter of 1995 for future openings were $2.1 million compared to $2.8 million in last year's third quarter. Also, charges for prior openings were $2.3 million compared to $1.6 million in 1994.
     Depreciation rose 36% in the quarter primarily due to assets acquired related to the expansion program.
     Employee retirement plan expense decreased 13%.
     Interest expense was $9.1 million compared to $5.9 million a year ago. Interest increased due to the Company's capitalized building leases and short-term interest expense. Short-term interest income declined compared to last year.
     The income tax rate was 35.61% for the quarter, up from 35.14% in 1994. The fiscal 1995 rate is higher due to a slight increase in the effective state rate. OTHER
     On October 16, 1995, the Company announced that, if present trends continue, it expects its earnings for fiscal 1995 to be "flattish to slightly up."
                                      S-5

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected financial data should be read in conjunction with the consolidated financial statements (including the notes thereto) included in the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 1995 and the Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended April 30 and July 31, 1995, which are incorporated by reference herein. Fiscal years end on January 31 of the following calendar year.

                                      SIX MONTHS ENDED
                                          JULY 31,                           FISCAL YEAR ENDED JANUARY 31,
                                     1995           1994           1995           1994           1993         1992(1)
                                        (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA, STORE DATA AND RATIO DATA)
SELECTED OPERATING DATA:
Net sales.....................    $3,612,748     $3,044,027     $6,110,521     $4,538,001     $3,846,418     $3,056,247
Cost of sales.................     2,697,066      2,303,759      4,597,977      3,456,717      2,945,753      2,320,989
Gross margin..................       915,682        740,268      1,512,544      1,081,284        900,665        735,258
Selling, general and
  administrative..............       576,170        460,741        981,806        746,279        653,782        553,322
Depreciation..................        68,781         50,162        109,647         80,530         69,820         58,298
Employee benefits.............        26,727         24,246         49,687         37,873         35,572         30,461
Interest......................        18,259         15,728         27,873         18,278         15,599         16,938
Store restructuring charge....            --             --             --             --             --         71,288
Total expenses................       689,937        550,877      1,169,013        882,960        774,773        730,307
Pre-tax earnings..............       225,745        189,391        343,531        198,324        125,892          4,951
Provision for income taxes....        81,812         66,287        119,971         66,538         41,172         (1,536)
Net earnings..................    $  143,933     $  123,104     $  223,560     $  131,786     $   84,720     $    6,487
Earnings per common
  share -- assuming full
  dilution....................    $     0.86     $     0.79     $     1.39     $      .89     $     0.58     $     0.04
Weighted average shares
  outstanding.................       160,350        150,417        154,926        147,398        146,152        146,052
Dividends paid per share......    $     0.09     $     0.09     $     0.18     $      .16     $     0.14     $     0.14
Ratio of earnings to fixed
  charges (2).................          7.65x          8.03x          6.82x          6.45x          5.73x          1.15x(3)
SELECTED STORE DATA:
Number of stores..............           353            324            336            311            303            306
Square footage (millions).....          21.1           15.9           18.6           14.1           10.0            8.0
SELECTED BALANCE SHEET DATA:
Current assets................    $1,584,110     $1,509,926     $1,557,168     $1,083,907     $  745,554     $  770,078
Current liabilities...........       898,578        767,729        945,892        681,176        499,634        588,951
Working capital...............       685,532        742,197        611,276        402,731        245,920        181,127
Total assets..................     3,253,939      2,769,774      3,105,992      2,201,648      1,608,877      1,441,228
Long-term debt, excluding
  current maturities..........       714,923        628,856        681,184        592,333        313,562        113,650
Shareholders' equity..........     1,578,433      1,320,704      1,419,890        873,669        733,220        668,554

                                   1991

SELECTED OPERATING DATA:
Net sales.....................  $2,833,108
Cost of sales.................   2,130,428
Gross margin..................     702,680
Selling, general and
  administrative..............     505,918
Depreciation..................      51,431
Employee benefits.............      27,661
Interest......................      17,419
Store restructuring charge....          --
Total expenses................     602,429
Pre-tax earnings..............     100,251
Provision for income taxes....      29,164
Net earnings..................  $   71,087
Earnings per common
  share -- assuming full
  dilution....................  $     0.48
Weighted average shares
  outstanding.................     148,856
Dividends paid per share......  $     0.13
Ratio of earnings to fixed
  charges (2).................        4.69x
SELECTED STORE DATA:
Number of stores..............         309
Square footage (millions).....         7.1
SELECTED BALANCE SHEET DATA:
Current assets................  $  616,461
Current liabilities...........     337,676
Working capital...............     278,785
Total assets..................   1,203,052
Long-term debt, excluding
  current maturities..........     159,204
Shareholders' equity..........     682,672

(1) During the fourth quarter of fiscal 1991, the Company recorded a $71.3 million pre-tax charge to earnings related to the planned conversion from a chain of small stores to a chain of large stores. See Note 15 from the Company's consolidated financial statements included in its Annual Report on Form 10-K for the fiscal year ended January 31, 1995.
(2) For purposes of calculating the ratio of earnings to fixed charges, "earnings" include pre-tax earnings plus fixed charges. "Fixed charges" include interest expense, capitalized interest and the portion of rental expense which is representative of the interest factor in these rentals.
(3) The ratio of earnings to fixed charges before the restructuring charge was 4.01.
                                      S-6

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Management's discussion and analysis set forth below should be read in conjunction with the consolidated financial statements (including the notes thereto) incorporated by reference into the Prospectus. References to financial statements are to the financial statements included in the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 1995 and the Quarterly Reports on Form 10-Q for the quarters ended April 30 and July 31, 1995.
RESULTS OF OPERATIONS
     The data below reflect the percentage relationship between sales and major categories in the Consolidated Statements of Earnings and the percentage change in the dollar amount of each of the items:

                                                                                                                PERCENTAGE
                                           SIX                                                                 INCREASE OF
                                      MONTHS ENDED                                   FISCAL YEAR ENDED            DOLLAR
                                        JULY 31,             PERCENTAGE                 JANUARY 31,              AMOUNTS
                                     1995      1994           INCREASE           1995      1994      1993      1995 V. 1994
                                                              OF DOLLAR
                                                               AMOUNTS
SELECTED CONSOLIDATED STATEMENT
  OF EARNINGS DATA:
Net sales........................    100.0%    100.0%            18.7%           100.0%    100.0%    100.0%         34.7%
Gross margin.....................     25.4      24.3             23.7             24.8      23.8      23.4          39.9
Cost and expenses:
  Selling, general and
    administrative (1)...........     18.6      17.6             25.5             18.7      19.1      19.7          32.0
  Interest.......................      0.5       0.5             16.1              0.5       0.4       0.4          53.0
Earnings before income taxes.....      6.3       6.2             19.2              5.6       4.4       3.3          73.2
Income taxes.....................      2.3       2.2             23.4              1.9       1.5       1.1          80.3
Net earnings.....................      4.0%      4.0%            16.9%             3.7%      2.9%      2.2%         69.6%


                                   1994 V. 1993

SELECTED CONSOLIDATED STATEMENT
  OF EARNINGS DATA:
Net sales........................       18.0%
Gross margin.....................       20.1
Cost and expenses:
  Selling, general and
    administrative (1)...........       13.9
  Interest.......................       17.2
Earnings before income taxes.....       57.5
Income taxes.....................       61.6
Net earnings.....................       55.6%

(1) Includes selling, general and administrative as well as store opening costs, depreciation and employee benefits.
GENERAL
     Analysis of the Company's operating results must center on the changing structure of the chain and the relative performance of its three store groups
 -- small, medium and large. Lowe's large stores, which average approximately 80,000 square feet in size, have led the Company's performance since 1990 and have outperformed the other store groups in both sales and operating earnings (defined as profits before corporate expense and intercompany charges, interest, LIFO adjustment, and income taxes). In fiscal 1994, the average sales performance of the large stores was 83% greater than sales from other stores, and operating earnings per large store were 128% greater. The performance of the Company's large stores should continue to increase earnings as the Company executes its restructuring plan to increase sales floor area. The Company's current large store prototypes are 85,000 to 115,000 square feet. By the end of fiscal 1995, the Company anticipates that its total sales floor area will be approximately 24.1 million square feet, up from 18.6 million square feet at the end of fiscal 1994.
THREE AND SIX MONTHS ENDED JULY 31, 1995 COMPARED TO THREE AND SIX MONTHS ENDED JULY 31, 1994
     For the quarter ended July 31, 1995, the Company reported record second quarter sales and earnings. Sales grew 20% to $1.98 billion, net earnings increased 19% to $85.0 million and earnings per share (fully diluted) were $0.51 compared to $0.45 in the comparable quarter of fiscal 1994. Comparable store sales were up 4%. For the six months ended July 31, 1995, sales grew 19% to $3.61 billion, net earnings increased 17% to $143.9 million and earnings per share (fully diluted) were $0.86 compared to $0.79 in the comparable period of fiscal 1994. Comparable store sales were up 3% year to date.
     Sales in the second quarter of fiscal 1995 were enhanced by the addition of
5.1 million square feet of retail selling space at new and existing locations since last year's second quarter. Significant sales gains came in yard, patio and garden, tools, kitchen cabinets and appliances, home decor, lighting, bathrooms, home water systems, heating/cooling and home care/safety. Deflation in lumber/plywood products was 8% compared to the second quarter of fiscal 1994.
     Gross margin was 24.95% of sales for the quarter ended July 31, 1995, versus 24.50% in the same quarter of fiscal 1994. The increase in gross margin rate continues to reflect both the continuing shift in business from contractor to retail and favorable changes in product mix. Gross margin for the six months ended July 31, 1995, was 25.35% versus 24.32% in the comparable period of fiscal 1994.
     SG&A expenses were 14.69% of sales in the second quarter of fiscal 1995 versus 14.55% in the second quarter of fiscal 1994. SG&A increased 21% compared to a 20% sales increase in the comparable quarter of fiscal 1994. Store salaries
                                      S-7

(excluding those in store opening costs) increased 20%. For the six months ended July 31, 1995, SG&A was 15.40% of sales versus 14.65% for the comparable period of fiscal 1994.
     For the quarter ended July 31, 1995, store opening costs were $11.4 million versus $7.3 million in the comparable period of fiscal 1994, representing costs associated with the opening of 13 stores this year (10 new and three relocated) compared to 10 stores in the second quarter of fiscal 1994 (seven new and three relocated). Store opening costs averaged $821,000 per project in the second quarter of fiscal 1995. For the six months ended July 31, 1995, store opening costs were $20.0 million versus $14.7 million last year, representing costs associated with the opening of 26 stores this year (17 new and nine relocated) compared to 21 stores in the comparable period of fiscal 1994 (13 new and eight relocated).
     Depreciation was $35.8 million for the quarter ended July 31, 1995, and $68.8 million for the six months ended July 31, 1995, increases of 37% over the comparable periods in fiscal 1994. The increases are due primarily to fixtures, displays and computer equipment for the Company's store expansion program.
     Employee retirement plan expense was $13.2 million for the three months ended July 31, 1995, flat compared to fiscal 1994's second quarter. For the six months ended July 31, 1995, employee retirement plan expense was up 10% to $26.7 million.
     Interest expense increased $2.5 million to $18.3 million for the six months ended July 31, 1995. This is the result of an increase of $0.9 millon in the first quarter and an increase of $1.6 million in the second quarter. The increase is primarily due to interest on capitalized building leases.
     The Company's effective income tax rate was 36.34% for the three months ended July 31, 1995, compared to 35.00% for the comparable quarter of fiscal 1994. The effective rate was 34.24% versus 35.00% for the six months ended July 31, 1995 and 1994, respectively. The current year's higher rates are due primarily to a higher effective state tax rate and fixed dollar tax credits.
     In the first six months of fiscal 1995, merchandise inventory increased $33.4 million. Real property increased in line with the Company's strategic plan to continue expansion of sales floor square footage by relocating from older, smaller stores to larger stores and to expand into new markets. The Company's 1995 capital expenditures ranges between $750 and $800 million, inclusive of approximately $110 million in operating leases. Over 80% of this planned investment is for the Company's store expansion program.
     The Company is financing the 1995 expansion through funds from operations, operating leases, issuance of approximately $40 million in common stock to the Company's Employee Stock Ownership Plan ("ESOP") and external financing. Financing in the first six months came from net earnings and the sale of investments. In addition to these sources, the Company has available agreements for up to $146 million in lines of credit for issuing documentary and standby letters of credit. Another $235 million is available for the purpose of short-term borrowings on a bid basis from various banks. On April 10, 1995, the Company entered into a five year, $300 million revolving credit facility with a group of 13 commercial banks to provide alternate liquidity for the Company's commercial paper program and for general corporate purposes.
     The Company ended the second quarter of fiscal 1995 with 353 stores and
21.1 million square feet of retail selling space, a 32% increase over its selling space as of July 31, 1994.
FISCAL 1994, 1993 AND 1992.
     The Company achieved record sales of $6.11 billion during fiscal 1994, a 35% increase over fiscal 1993 sales of $4.54 billion. Sales for fiscal 1993 were 18% higher than fiscal 1992 levels. Management believes that this increase is attributable to customer receptiveness to the large stores with their large inventory assortment, ECP and enhanced customer service.
     The Company's gross margin improved to 24.8% in fiscal 1994 from 23.8% in fiscal 1993. ECP was implemented during fiscal 1992, causing a temporary margin reduction to 23.4%. The ECP strategy working in tandem with the Company's large store marketing strategy creates higher sales volumes and margin dollars.
     LIFO charges reduced margins by 1, 34 and 25 basis points for fiscal 1994, 1993 and 1992, respectively. Had inventory costs been stated on a FIFO basis, year-end inventory totals would have been $65.0, $64.5 and $49.0 million higher, respectively, for these years.
     SG&A expenses for fiscal 1994 were $941.0 million or 15.4% of sales, an improvement over each of the two previous years of 15.8% and 16.7% of sales, respectively. Carefully managed cost containment measures and leverage on higher sales volumes were the major contributors to this favorable trend.
                                      S-8

     Store opening costs were $40.7 million for fiscal 1994. These costs were $29.3 and $11.0 million for fiscal 1993 and 1992, respectively. These costs averaged about $800,000 per store in fiscal 1994. Costs grew somewhat higher as store openings in new markets grew as a percentage of the total.
     Depreciation, reflecting continuing fixed asset expansion, increased 36% to $109.6 million in fiscal 1994. A 15% increase for fiscal 1993, which was computed from a prior year base of $69.8 million, was in line with expectations. Depreciation for these years has maintained a percentage to sales of approximately 1.8%. Approximately one-half of new stores for fiscal 1994 and 1993 were leased.
     Employee retirement plan expense for fiscal 1994 was $49.7 million or 0.8% of sales. This cost is consistent with 0.8% and 0.9% for each of the two previous years. A lower eligibility rate for plan participation, resulting from more new hires relating to expansion, accounts for maintaining a favorable percentage relative to sales for each year.
     Interest costs were $27.9 million (0.5% of sales) in fiscal 1994, a 52% increase above those in fiscal 1993. Interest costs were $18.3 million for fiscal 1993. Interest costs trended upward during fiscal 1994 while near historic lows in borrowing rates prevailed for each of the two prior years.
     Cash dividends paid to common shareholders were $27.4 and $23.6 million in fiscal 1994 and 1993, respectively.
BALANCE SHEET MANAGEMENT
     Effective inventory turnover is a result of good product management. The Company calculates "turn" by using cost of sales as the numerator and divides by the average of beginning inventory plus the subsequent four quarters' ending inventories. In fiscal 1994, the Company's inventory turned 4.7 times, which represented no change from the turnover in fiscal 1993.
     Accounts receivable totaled $109 million at January 31, 1995 compared to $49 million for January 31, 1993 and $53 million for January 31, 1992. In 1992, an undivided fractional interest in a designated pool of receivables was sold, with this program continuing into 1993 and 1994. Because of the Company's surplus cash position during the middle of 1994, management decided to carry the receivables in lieu of continuing with the "pool sales program" in effect at that time. Management reinstated this program during January 1995. Fees associated with this program are recorded in SG&A expenses.
     Property, less accumulated depreciation, increased 37% to $1.40 billion for fiscal 1994. In fiscal 1993, it increased 30% over 1992 levels. The majority of the increase stems from superstore investment, including point-of-sale equipment, fixtures and displays.
     Other assets primarily consist of land and building relating to vacated stores which are available for sale or lease. These properties are carried at their net realizable value. At January 31, 1995, this value was approximately $42 million. During fiscal 1993, vacated properties were valued at $44 million. At January 31, 1995, seven properties having a book value of approximately $8.5 million were under contract to be sold. Notes receivable relating to sales of excess properties were $7 million at the end of fiscal 1994, up $4 million from the end of the previous year. Investments in low income housing at January 31, 1995 were $11 million compared to $7 million at the same time in the previous year.
     Accounts payable, the major financing source for inventory, financed 60% of fiscal 1994 year-end inventory compared to 55% for fiscal 1993 and 56% for fiscal 1992. This increase is the result of changes in inventory product mix and improved payment terms from vendors.
     Long-term debt, excluding current maturities, at January 31, 1995 was $681.2 million, up 15% from January 31, 1994. During fiscal 1993, $287.5 million 3% Convertible Subordinated Notes were issued at a discount, raising $250 million. Medium-term notes were issued in both 1993 and 1992 after the early retirement of long-term debt carrying double-digit interest rates. In 1992, most short-term debt was eliminated with this trend carrying over into 1993 and 1994.
     The Company took a special one-time restructuring charge of $71.3 million pre-tax to cover expected costs and expenses incident to its expansion program. Charges against the restructuring accrual associated with relocating and closing stores were $19.7, $19.0 and $16.6 million for fiscal 1994, 1993 and 1992, respectively. The remaining restructuring accrual (short-term and long-term) at January 31, 1995 was $13.8 million. Charges against this accrual for fiscal 1995 will complete the restructuring program.
     Shareholders' equity continues to finance the largest portion of assets. Total shareholders' equity increased by $546.2 million in fiscal 1994 and financed 45.7% of assets at January 31, 1995. This compared favorably to 39.7% for fiscal 1993 and 45.6% for fiscal 1992.
                                      S-9

CASH FLOW
     Primary sources of liquidity are cash flows from operating activities and certain financing activities. In fiscal 1995, capital leases will be the primary source of financing for new store facilities.
     Working capital at January 31, 1995, was $611.3 million, compared to $402.7 million at January 31, 1994, and $245.9 million at January 31, 1993.
     During fiscal 1994, 1993, and 1992, the Company entered into various leases for new store facilities. Several of these leases were classified as capital leases, the result of which is to increase long-term debt. Amounts classified as capital leases were $104.2, $29.3 and $24.6 million for fiscal 1994, 1993 and 1992, respectively.
     Major uses of cash continue to be investments in new store facilities. In fiscal 1994, capital investment was $529 million (cash outlays of $414 million plus capital leases of $104 million and like-kind exchanges of $11 million) which did not include operating leases of $113 million.
     Fiscal 1995's expansion program has been financed through operations, operating leases, issuance of approximately $40 million of common stock to the ESOP and from external financing. Expansion during fiscal 1996 will be financed similarly with the proceeds from the sale of the Notes offered hereby financing a portion of the Company's expansion program.
     Short-term capital needs will be financed through utilization of Lowe's bank credit agreements and commercial paper program.
     The ratio of long-term debt to equity plus long-term debt was 32.4%, 40.4% and 30.0% with fixed charge coverage at 6.8x, 6.5x and 5.7x for fiscal 1994, 1993 and 1992, respectively.
OTHER
     General inflation has not had a significant impact on the Company during the past three years. With the exception of certain building commodity products, deflation has been experienced in most product groupings. Lumber products have experienced more price volatility than other building commodities due to variability of demand and supply plus environmental concerns. Inflation/(deflation) rates experienced by lumber products were (0.4%), 12.0% and 9.7% for fiscal 1994, 1993 and 1992, respectively.

                              DESCRIPTION OF NOTES

     THE FOLLOWING DESCRIPTION OF THE PARTICULAR TERMS OF THE NOTES OFFERED HEREBY (REFERRED TO IN THE PROSPECTUS AS "DEBT SECURITIES") SUPPLEMENTS, AND TO THE EXTENT INCONSISTENT THEREWITH REPLACES, THE DESCRIPTION OF THE GENERAL TERMS AND PROVISIONS OF DEBT SECURITIES SET FORTH IN THE PROSPECTUS, TO WHICH DESCRIPTION REFERENCE IS HEREBY MADE.
GENERAL
     The Notes are to be issued under an Amended and Restated Indenture, dated
as of December   , 1995 (the "Senior Indenture"), between the Company and The
First National Bank of Chicago, as trustee (the "Trustee").
     The Notes will be issued in fully registered form and in denominations of $1,000 and integral multiples thereof. The Company does not intend to apply for the listing of the Notes on a national securities exchange.
     The following statements relating to the Notes and the Senior Indenture are summaries of certain provisions thereof and are subject to the detailed provisions of the Senior Indenture, to which reference is hereby made for a complete statement of such provisions. The Senior Indenture has been amended and restated to include the Trustee, but is otherwise as described in the Prospectus in all material respects.
     The Notes will be unsecured senior obligations of the Company, will mature
December   , 2005, will be limited to $100 million aggregate principal amount and will bear interest at the rate set forth on the cover page of this Prospectus Supplement from date of issuance, payable semiannually on each June
  and December   , commencing June   , 1996, to the persons in whose names the
Notes are registered at the close of business on the December   immediately
preceding each December   or the June   immediately preceding each June   .
Interest will be computed on the basis of a 360-day year composed of 12 30-day months. Payments of principal and interest to owners of book-entry interests (as described below) are expected to be made in accordance with the procedures of DTC and its participants in effect from time to time. The Notes may not be redeemed prior to maturity.
                                      S-10

BOOK-ENTRY SYSTEM
     The certificates representing the Notes will be issued in the form of one or more fully registered Global Securities without coupons. It is expected that the Notes initially will be represented by a single permanent global certificate in definitive fully registered form (the "Global Note") and will be deposited with, or on behalf of, DTC and registered in the name of Cede & Co., as the nominee of DTC. Except under the circumstances described in the Prospectus under the caption "Description of Debt Securities -- Global Securities," the Notes will not be issuable in definitive form. Unless and until it is exchanged in whole or in part for the individual Notes represented thereby, interests in the Global Note may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any nominee of DTC to a successor depository or any nominee of such successor. See "Description of Debt Securities -- Global Securities" in the Prospectus.
     DTC has advised the Company as follows: DTC is a limited-purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency"registered pursuant to the provision of Section 17A of the Securities Exchange Act of 1934, as amended. DTC was created to hold securities of its participants ("Participants") and to facilitate the clearance and settlement of securities transactions among its Participants in such securities through electronic book-entry changes in accounts of the Participants, thereby eliminating the need for physical movement of securities certificates. DTC's Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, including the Underwriters. DTC is owned by a number of Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of the Securities Dealers, Inc. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly.
SAME-DAY SETTLEMENT AND PAYMENT
     Settlement for the Notes will be made by the Underwriters in immediately available funds. All payments of principal and interest in respect of Notes in book-entry form will be made by the Company in immediately available funds.
     Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing house or next-day funds. In contrast, the Notes will trade in DTC's Same-Day Funds Settlement System until maturity or until the Notes are issued in certificated form, and secondary market trading activity in the Notes will therefore be required by DTC to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.
CONCERNING THE TRUSTEE
     The First National Bank of Chicago will be the trustee under the Senior Indenture. The Company and its subsidiaries may maintain deposit accounts or conduct other banking transactions with the Trustee in the ordinary course of business.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in a purchase agreement (the "Purchase Agreement"), the Company has agreed to sell to each of the Underwriters named below, and each of the Underwriters has severally agreed to purchase from the Company, the principal amount of the Notes set forth opposite its name below. In the Purchase Agreement, the Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all the Notes offered hereby if any of the Notes are purchased. In the event of default by an Underwriter, the Purchase Agreement provides that, in certain circumstances, purchase commitments of the nondefaulting Underwriters may be increased or the Purchase Agreement may be terminated.

                                                                            PRINCIPAL
             UNDERWRITER                                                      AMOUNT
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated..............................................    $
Goldman, Sachs & Co. ..................................................
Lehman Brothers Inc. ..................................................
Montgomery Securities..................................................
             Total.....................................................    $100,000,000

     The Underwriters have advised the Company that they propose initially to offer the Notes to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price
less a concession not in excess of   % of the principal amount of the Notes. The
Underwriters may allow, and such dealers may reallow, a discount not in excess
of   % of the principal amount of the Notes to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.
     The Notes are a new issue of securities with no established trading market. The Company currently has no intention to list the Notes on any securities exchange. The Company has been advised by the Underwriters that they intend to make a market in the Notes, but are not obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.
     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

                                 LEGAL MATTERS

     The legality of the Notes offered hereby will be passed upon for the Company by William C. Warden, Jr., Senior Vice President, Secretary and General Counsel of the Company and Hunton & Williams, Richmond, Virginia, and for the Underwriters by Shearman & Sterling, New York, New York.

                                    EXPERTS

     The consolidated financial statements of the Company incorporated by reference in the Prospectus and the Registration Statement have been audited by Deloitte & Touche LLP, independent accountants, to the extent and for the periods indicated in their report thereon which is also included or incorporated by reference in the Annual Report on Form 10-K of the Company for the fiscal year ended January 31, 1995. The consolidated financial statements audited by Deloitte & Touche LLP have been incorporated by reference in reliance on their report given upon their authority as experts in accounting and auditing.
     With respect to the unaudited interim financial information, as of and for each of the six month periods ended July 31, 1995 and July 31, 1994, which is incorporated herein by reference, Deloitte & Touche LLP have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their report included in the Company's Quarterly Report on Form 10-Q for the quarter ended July 31, 1995 and incorporated by reference herein, they did not audit and do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited interim financial information because the report is not a "report" or a "part" of a registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Securities Act.
                                      S-12

PROSPECTUS

                                  $500,000,000

                             LOWE'S COMPANIES, INC.

                                   SECURITIES

     Lowe's Companies, Inc. ("Lowe's" or the "Company") intends to issue from time to time in one or more series up to $500,000,000 aggregate offering price of its (i) unsecured debt securities ("Debt Securities"), which may be either senior debt securities ("Senior Debt Securities") or subordinated debt securities ("Subordinated Debt Securities"), (ii) shares of preferred stock, par value $5.00 per share ("Preferred Stock"), which may be issued in the form of depositary shares evidenced by depositary receipts ("Depositary Shares"), or
(iii) shares of common stock, par value $.50 per share ( "Common Stock"), on terms to be determined at the time of sale (the Debt Securities, Preferred Stock, Depositary Shares and Common Stock are referred to collectively as the "Securities"). The Securities offered hereby (the "Offered Securities") may be offered separately or as units with other Offered Securities, in separate series in amounts, at prices and on terms to be determined at the time of sale and to be set forth in a supplement to this Prospectus (a "Prospectus Supplement").
     The Senior Debt Securities will rank equally with all other unsubordinated and unsecured indebtedness of the Company. The Subordinated Debt Securities will be subordinated in right of payment to all existing and future Senior Indebtedness, as defined in the Senior Indenture described herein. See "Description of Debt Securities."
     The specific terms of the Offered Securities in respect of which this Prospectus is being delivered, such as, where applicable, (i) in the case of Debt Securities, the specific designation (including whether senior or subordinated), aggregate principal amount, denomination, maturity, premium, if any, priority, interest rate (which may be variable or fixed), time of payment of any premium and any interest, terms for optional redemption or repayment or for sinking fund payments, terms for conversion into or exchange for other Offered Securities, and the initial public offering price; (ii) in the case of Preferred Stock, the specific title and stated value, number of shares or fractional interests therein, and the dividend, liquidation, redemption, conversion, voting and other rights, the initial public offering price, and whether interests in the Preferred Stock will be represented by Depositary Shares; (iii) in the case of Common Stock, the initial offering price; and (iv) in the case of all Offered Securities, whether such Offered Security will be offered separately or as a unit with other Offered Securities, will be set forth in a Prospectus Supplement. The Prospectus Supplement will also contain information, where applicable, about certain United States federal income tax considerations relating to, and any listing on a securities exchange of, the Offered Securities covered by the Prospectus Supplement.
     The Offered Securities may be sold for public offering to underwriters or dealers, which may be a group of underwriters represented by one or more managing underwriters, or through such firms or other firms acting alone or through dealers. The Offered Securities may also be sold directly by the Company or through agents to investors. The names of any agents, dealers or managing underwriters, and of any underwriters, involved in the sale of the Offered Securities in respect of which this Prospectus is being delivered, the applicable agent's commission, dealer's purchase price or underwriter's discount and the net proceeds to the Company from such sale will be set forth in the Prospectus Supplement. See "Plan of Distribution."

 THIS PROSPECTUS MAY NOT BE USED TO CONSUMMATE THE SALE OF THE SECURITIES
  UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT. THESE SECURITIES HAVE
    NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE
       COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
        SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURI-
         TIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
          OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                   CONTRARY IS A CRIMINAL OFFENSE.

            THE DATE OF THIS PROSPECTUS IS FEBRUARY 8, 1994.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such reports, proxy statements and other information concerning the Company may also be inspected at the offices of the New York Stock Exchange, Inc. at 20 Broad Street, New York, New York 10005.
     The Company has filed with the Commission in Washington, D.C. a Registration Statement on Form S-3 (herein, together with all amendments and exhibits thereto, referred to as the "Registration Statement") under the Securities Act with respect to the Securities to which this Prospectus relates. As permitted by the Rules and Regulations of the Commission, this Prospectus does not contain all the information set forth in the Registration Statement, including the exhibits thereto, which may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 upon payment of the prescribed fees.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission under
Section 13 of the Exchange Act are hereby incorporated by reference in this
Prospectus: (i) the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 1993; and (ii) the Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended April 30, July 31 and October 31, 1993.
     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Securities shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which is deemed to be incorporated by reference herein modifies or supersedes such earlier statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or the Prospectus Supplement.
     The Company will provide without charge to each person to whom this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits to such documents). Written or telephone requests should be directed to Lowe's Companies, Inc., P. O. Box 1111, North Wilkesboro, North Carolina 28656, Attention: Richard D. Elledge, (910) 651-4271.

                                  THE COMPANY

     Lowe's Companies, Inc. ("Lowe's" or the "Company") is a specialty retailer of building materials and related products for the do-it-yourself home improvement, home decor, and home construction, repair and remodeling markets. As of October 31, 1993, Lowe's operated 303 retail stores with more than 12.0 million square feet of sales floor located principally in the South Atlantic and South Central regions of the United States. According to National Home Center News, an industry publication, Lowe's is the second largest home center retailer in the United States. Lowe's general offices are located in North Wilkesboro, North Carolina.

                                USE OF PROCEEDS

     Except as may be otherwise set forth in the Prospectus Supplement accompanying this Prospectus, the net proceeds from the sale of the Securities will be used for general corporate purposes, which may include financing the acquisition of land, buildings and equipment for new and existing stores, the repayment of certain long-term indebtedness and short-term borrowings and the repurchase of outstanding shares of Common Stock of the Company. Funds not required immediately for those purposes may be invested temporarily in short-term marketable securities.
                                       2

                       RATIO OF EARNINGS TO FIXED CHARGES

     The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. For this purpose, "earnings" include pretax earnings plus fixed charges. "Fixed charges" include interest expense, capitalized interest and the portion of rental expense which is representative of the interest factor in these rentals.

                                                                              NINE MONTHS
                                                                                 ENDED
                                                                              OCTOBER 31,           YEARS ENDED JANUARY 31,
                                                                              1993    1992    1993    1992    1991    1990    1989
Historical ratio earnings to fixed charges.................................   7.27    6.37    5.73    1.15*   4.69    5.20    4.91

* Pretax earnings for the year ended January 31, 1992 include the effect of a one-time restructuring charge of $71.3 million. Excluding the effect of this restructuring charge, the ratio of earnings to fixed charges for the year ended January 31, 1992 would have been 4.01.

                         DESCRIPTION OF DEBT SECURITIES

     The following sets forth certain general terms and provisions of the Debt Securities offered hereby. Further terms of the Offered Securities are set forth in the Prospectus Supplement.
     The Senior Debt Securities are to be issued under an Indenture (the "Senior Indenture") between the Company and Chemical Bank, as Trustee (the "Senior Trustee"). The Subordinated Debt Securities are to be issued under an Indenture (the "Subordinated Indenture"), between the Company and Wachovia Bank of North Carolina, N.A., as Trustee (the "Subordinated Trustee"). The Senior Indenture
and the Subordinated Indenture are sometimes referred to individually as an "Indenture" and collectively as the "Indentures." The Senior Trustee and the Subordinated Trustee are sometimes referred to individually as a "Trustee"and collectively as the "Trustees." The forms of the Senior Indenture and Subordinated Indenture are filed as exhibits to the Registration Statement. The following summaries of certain provisions of the Indentures do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indentures, including the definitions therein of certain terms. Whenever particular Sections, Articles or defined terms of the Indentures are referred to, it is intended that such Sections, Articles or defined terms shall be incorporated herein by reference.
GENERAL
     The Debt Securities to be offered by this Prospectus are limited to $500,000,000 in aggregate principal amount of unsecured debt obligations of the Company. However, the Indentures do not limit the aggregate principal amount of Debt Securities which may be issued thereunder and provide that Debt Securities may be issued thereunder from time to time in one or more series. (Section 301). No Debt Securities are currently issued and outstanding under the Indentures, although the Company has outstanding $250 million aggregate principal amount of Medium-Term Notes, Series A (the "Medium-Term Notes"), issued under an
Indenture, dated April 15, 1992, between the Company and Chemical Bank and $250 million aggregate principal amount of 3% Subordinated Notes due July 22, 2003 (the "3% Subordinated Notes"), issued under an Indenture, dated July 22, 1993, between the Company and Wachovia Bank of North Carolina, N.A. Neither the Indentures nor the Debt Securities will limit or otherwise restrict the amount of Senior Indebtedness which may be incurred by the Company or any of its subsidiaries.
     The Senior Debt Securities will be unsecured obligations of the Company and will rank on a parity with the Medium-Term Notes and all other unsecured and unsubordinated indebtedness of the Company. The Subordinated Debt Securities
will be unsecured obligations of the Company, will rank on a parity with the 3% Subordinated Notes and will be subordinated in right of payment to all Senior Indebtedness (as defined under "Subordination of Debt Securities"). As of
January 31, 1994, Senior Indebtedness of the Company aggregated approximately $252 million.
     Reference is made to the applicable Prospectus Supplement for the specific terms of the series of Debt Securities offered thereby including (1) the title of the Debt Security; (2) the aggregate principal amount and denominations; (3) the maturity or maturities; (4) the price to be received by the Company from the sale of such Debt Securities; (5) the interest rate or rates (or the method of calculation thereof) to be established for the Debt Securities, which rate or rates may vary from time to time; (6) the date or dates on which principal of the Debt Securities is payable; (7) the date or dates from which interest on the Debt Securities shall accrue and the payment and record date or dates for payments of interest or the methods by which any such dates will be determined;
(8) the place or places where principal of, premium, if any, and interest, if any, on the Debt Securities is payable; (9) the terms of any sinking fund and analogous provisions with respect to the Debt Securities; (10) the
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respective redemption and repayment rights, if any, of the Company and of the holders of the Debt Securities and the related redemption and repayment prices and any limitations on such redemption or repayment rights; (11) any provisions relating to the conversion or exchange of the Debt Securities; (12) any addition to or change in the affirmative or negative covenants, if any, to be imposed upon the Company relating to any of the Debt Securities; (13) any trustee or fiscal or authenticating or payment agent, issuing and paying agent, transfer agent or registrar or any other person or entity to act in connection with such Debt Securities for or on behalf of the holders thereof or the Company or an affiliate; (14) whether such Debt Securities are to be issuable initially in temporary global form and whether any such Debt Securities are to be issuable in permanent global form and, if so, whether beneficial owners of interests in any such permanent global security may exchange such interests for Debt Securities of like tenor of any authorized form and denomination and the circumstances under which any such exchanges may occur; (15) the listing of the Debt
Securities on any securities exchange or inclusion in any other market or quotation or trading system; and (16) any other specific terms, conditions and provisions of the Debt Securities.
     The holders of Debt Securities of a specified series that are convertible into Common Stock ("Convertible Debt Securities") will be entitled at certain times specified in the Prospectus Supplement relating to such Convertible Debt Securities, subject to prior redemption, repayment or repurchase, to convert any Convertible Debt Securities of such series into Common Stock, at the conversion price set forth in such Prospectus Supplement, subject to adjustment and to such other terms as are set forth in such Prospectus Supplement. (Senior Indenture,
Article 14; Subordinated Indenture, Article 15).
     Unless otherwise provided in the Prospectus Supplement, principal of and any premium and interest on the Debt Securities shall be payable, and the transfer of the Debt Securities will be registrable, at the office of the applicable Trustee, except that, at the option of the Company, interest may be paid by mailing a check to the address of the person entitled thereto as it appears on the register for the Debt Securities. (Sections 305 and 1002).
     Unless otherwise indicated in the Prospectus Supplement, the Debt
Securities will be issued only in fully registered form without coupons and in denominations of $1,000 or any integral multiple thereof. No service charge will be made for any registration of transfer or exchange of the Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Sections 302 and 305).
     Debt Securities may be issued as Original Issue Discount Securities (as defined in the Indentures) to be sold at a substantial discount below their principal amount. Special federal income tax and other considerations applicable thereto will be described in the Prospectus Supplement relating thereto.
CERTAIN COVENANTS APPLICABLE TO SENIOR DEBT SECURITIES
     Unless otherwise indicated in the applicable Prospectus Supplement with respect to a series of Senior Debt Securities, Senior Debt Securities will have the benefit of the following covenants contained in the Senior Indenture. Unless otherwise indicated in the applicable Prospectus Supplement with respect to Subordinated Debt Securities of a series, the Subordinated Debt Securities will not have the benefit of such covenants. Certain capitalized terms used in this section are defined below under "Certain Definitions." Other capitalized terms not otherwise defined herein have the meanings ascribed to them in the Senior Indenture.
     RESTRICTIONS ON DEBT. The Senior Indenture provides that the Company will not itself, and will not permit any Subsidiary to, incur, issue, assume or guarantee any Debt secured by a Mortgage on any Principal Property of the
Company or any Subsidiary, or any shares of Capital Stock or Debt of any Subsidiary, without effectively providing that the Securities of each series of Senior Debt Securities then Outstanding (together with, if the Company shall so determine, any other Debt of the Company or such Subsidiary then existing or thereafter created which is not subordinate to the Securities of each series then Outstanding) will be secured equally and ratably with (or, at the option of the Company, prior to) such secured Debt, so long as such secured Debt shall be so secured, and will not permit any Subsidiary to incur, issue, assume or guarantee any unsecured Debt or to issue any Preferred Stock, in each instance unless the aggregate amount of all such secured Debt together with the aggregate preferential amount to which such Preferred Stock would be entitled on any involuntary distribution of assets and all Attributable Debt of the Company and its Subsidiaries in respect of sale and leaseback transactions would not exceed 10% of Consolidated Net Tangible Assets. For the purpose of providing such equal and ratable security, the principal amount of Outstanding Debt Securities of any series of Original Issue Discount Securities shall be such portion of the principal amount as specified in the terms of that series that would be payable upon acceleration of the Maturity thereof at the time of such determination.
This restriction does not apply to, and there shall be excluded in computing
Debt for the purpose of such restriction: (a) Debt secured by Mortgages on any property acquired, constructed or improved by the Company or any Subsidiary after the first date on which a Senior Debt Security is authenticated by the Trustee under the Senior Indenture, which Mortgages are created or assumed contemporaneously with, or within 30 months after, such acquisition, or
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
completion of such construction or improvement, or within six months thereafter pursuant to a firm commitment for financing arranged with a lender or investor within such 30-month period, to secure or provide for the payment of all or any part of the purchase price of such property or the cost of such construction or improvement incurred after the first date on which a Senior Debt Security is authenticated by the Trustee under the Senior Indenture or Mortgages on any property existing at the time of the acquisition thereof if any such Mortgage does not apply to any property previously owned by the Company or any Subsidiary other than, in the case of any such construction or improvement, any previously unimproved real property on which the property so constructed, or the improvement, is located; (b) Debt of any corporation existing at the time such corporation is merged with or into the Company or a Subsidiary; (c) Debt of any corporation existing at the time such corporation becomes a Subsidiary; (d) Debt of a Subsidiary to the Company or to another Subsidiary; (e) Debt secured by Mortgages securing obligations issued by a state, territory or possession of the United States, or any political subdivision of any of the foregoing, or the District of Columbia to finance the acquisition of or construction on property, and on which the interest is not, in the opinion of counsel, includable in gross income of the holder; and (f) certain extensions, renewals or replacements of any Debt referred to in the foregoing clauses (a) through (e) inclusive. This restriction does not apply to any issuance of Preferred Stock by a Subsidiary to the Company or another Subsidiary, provided that such Preferred Stock is thereafter transferable to any Person other than the Company or a Subsidiary. (Senior Indenture, Section 1008).
     RESTRICTIONS ON SALES AND LEASEBACKS. The Senior Indenture provides that the Company will not itself, and will not permit any Subsidiary to, after the first date on which a Senior Debt Security is authenticated by the Trustee under the Senior Indenture, enter into any sale and leaseback transaction involving any Principal Property which has been or is to be sold or transferred, unless, after giving effect thereto, the aggregate amount of all Attributable Debt with respect to such transactions plus all Debt to which Section 1008 of the Senior Indenture is applicable, would not exceed 10% of Consolidated Net Tangible Assets. This restriction will not apply to, and there shall be excluded in computing Attributable Debt for the purpose of such restriction, Attributable Debt with respect to any sale and leaseback transaction if: (a) the lease in such transaction is for a period (including renewal rights) not exceeding three years; (b) the Company or a Subsidiary, within 180 days after such transaction, applies an amount not less than the greater of the net proceeds of the sale of the Principal Property leased pursuant to such arrangement or the fair market value of the Principal Property so leased at the time of entering into such arrangement (as determined by the Board of Directors) to, subject to certain restrictions, the retirement of Funded Debt of the Company ranking on a parity with or senior to the Senior Debt Securities or the retirement of Funded Debt of a Subsidiary; (c) such transaction is entered into prior to, at the time of, or within 30 months after the later of the acquisition of the Principal Property or the completion of the construction thereon; (d) the lease in such transaction secures or relates to obligations issued by a state, territory or possession or the United States, or any political subdivision thereof, or the District of Columbia, to finance the acquisition of or construction on property, and on which the interest is not, in the opinion of counsel, includable in the gross income of the holder; or (e) such transaction is entered into between the
Company and a Subsidiary or between Subsidiaries. (Senior Indenture, Section
1009).
     CERTAIN DEFINITIONS. The Senior Indenture defines the following terms used in this section:
     "Attributable Debt" means, as to any particular lease under which any
Person is at the time liable, at any date as of which the amount thereof is to be determined, the total net amount of rent required to be paid by such Person under such lease during the remaining term thereof (excluding any subsequent renewal or other extension options held by the lessee), discounted from the respective due dates thereof to such date at the rate of 10% per annum compounded annually. The net amount of rent required to be paid under any such lease for any such period shall be the amount of the rent payable by the lessee with respect to such period, after excluding amounts required to be paid on account of maintenance and repairs, insurance, taxes, assessments, water rates and similar charges and contingent rents (such as those based on sales). In the case of any lease which is terminable by the lessee upon the payment of a penalty, such net amount shall also include the amount of such penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated.
     "Capital Stock", as applied to the stock of any corporation, means the capital stock of every class whether now or hereafter authorized, regardless of whether such capital stock shall be limited to a fixed sum or percentage with respect to the rights of the holders thereof to participate in dividends and in the distribution of assets upon the voluntary or involuntary liquidation, dissolution or winding up of such corporation.
     "Consolidated Net Tangible Assets" means the aggregate amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom (i) all current liabilities, and (ii) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as set forth on the most recent balance sheet of the Company and its consolidated subsidiaries and computed in accordance with generally accepted accounting principles.
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     "Debt" means loans, notes, bonds, indentures or other similar evidences of indebtedness for money borrowed.
     "Funded Debt" means all indebtedness for money borrowed having a maturity of more than 12 months from the date as of which the amount thereof is to be determined or having a maturity of less than 12 months but by its terms being renewable or extendible beyond 12 months from such date at the option of the borrower.
     "Preferred Stock" means any stock of any class of the Company which has a preference over Common Stock in respect of dividends or of amounts payable in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company and which is not mandatorily redeemable or repayable, or redeemable or repayable at the option of the Holder, otherwise than in shares of Common Stock or Preferred Stock of another class or series or with the proceeds of the sale of Common Stock or Preferred Stock.
     "Principal Property" means any building, structure or other facility, together with the land upon which it is erected and fixtures comprising a part thereof, used primarily for selling home improvement products or the manufacturing, warehousing or distributing of such products, owned or leased by the Company or any Subsidiary of the Company. (Senior Indenture, Section 101). SUBORDINATION OF SUBORDINATED DEBT SECURITIES
     The obligations of the Company to make any payment on account of the principal of and premium, if any, and interest on the Subordinated Debt Securities will be subordinate and junior in right of payment, to the extent set forth in the Subordinated Indenture, to all Senior Indebtedness (as defined in the Subordinated Indenture) of the Company. (Subordinated Indenture, Article
14).
     In the event that the Company shall default in the payment of any principal of or any premium or interest on any Senior Indebtedness when the same becomes due and payable, whether at maturity or at a date fixed for prepayment or by declaration of acceleration or otherwise, then, unless and until such default shall have been cured or waived or shall have ceased to exist, no direct or indirect payment (in cash, property, securities, by set-off or otherwise) will be made or agreed to be made for principal of or any premium or interest on the Subordinated Debt Securities, or in respect of any redemption, retirement, purchase or other acquisition of any of the Subordinated Debt Securities. (Subordinated Indenture, Section 1401). Senior Indebtedness is defined in the Subordinated Indenture as (a) all indebtedness of the Company for money borrowed or constituting reimbursement obligations with respect to letters of credit and interest or currency swap agreements (including indebtedness secured by a mortgage, conditional sales contract or other lien which is (i) given to secure all or a part of the purchase price of property subject thereto, whether given to the vendor of such property or to another, or (ii) existing on property at the time of acquisition thereof); (b) all indebtedness of the Company evidenced by notes, debentures, bonds or other securities sold by the Company for money;
(c) lease obligations (including but not limited to capitalized lease obligations); (d) all indebtedness of others of the kinds described in either of the preceding clauses (a) or (b) and all lease obligations and obligations of others of the kind described in the preceding clause (c) assumed by or guaranteed in any manner by the Company or in effect guaranteed by the Company through an agreement to purchase, contingent or otherwise; and (e) all (whether initial or seriatim) renewals, deferrals, increases, extensions or refundings of and modifications to indebtedness of the kinds described in any of the preceding clauses (a), (b) or (d) and all renewals or extensions of leases of the kinds described in either of the preceding clauses (c) or (d); unless, in the case of any particular indebtedness, lease, renewal, extension or refunding, the instrument or lease creating or evidencing the same or the assumption or guarantee of the same expressly provides that such indebtedness, lease, renewal, extension, deferral, increase, modification or refunding is not superior in right of payment to the Subordinated Debt Securities or is expressly subordinated by its terms in right of payment to all other indebtedness of the Company (including the Subordinated Debt Securities).
     In the event of (1) any insolvency, bankruptcy, receivership, liquidation, reorganization, readjustment, composition or other similar proceeding relating to the Company, its creditors or its property; (2) any proceeding for the liquidation, dissolution or other winding up of the Company, voluntary or involuntary, whether or not involving insolvency or bankruptcy proceedings; (3) any assignment by the Company for the benefit of creditors; or (4) any other marshalling of the assets of the Company, all Senior Indebtedness (including any interest thereon accruing after the commencement of any such proceedings) shall first be paid in full before any payment or distribution, whether in cash, securities or other property, is made to any holder of any of the Subordinated Debt Securities on account thereof. In such event, any payment or distribution on account of the principal of or any premium or interest on the Subordinated Debt Securities, whether in cash, securities or other property (other than securities of the Company or any other corporation provided for by a plan of reorganization or readjustment the payment of which is subordinate, at least to the extent provided in the subordination provisions with respect to the Subordinated Debt Securities, to the payment of all Senior Indebtedness at the time outstanding, and to any securities issued
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in respect thereof under any such plan of reorganization or readjustment), which would otherwise (but for the subordination provisions) be payable or deliverable in respect of the Subordinated Debt Securities, shall be paid or delivered directly to the holders of Senior Indebtedness in accordance with the priorities then existing among such holders until all Senior Indebtedness (including any interest thereon accruing after the commencement of any such proceedings) has been paid in full. In the event of any such proceeding, after payment in full of all sums owing with respect to Senior Indebtedness, the Holder or Holders of Subordinated Debt Securities, together with the holders of any obligations of the Company ranking on a parity with the Subordinated Debt Securities, shall be entitled to be paid from the remaining assets of the Company the amounts at the time due and owing on account of unpaid principal of (and premium, if any) and interest on the Subordinated Debt Securities and such other obligations before any payment or other distribution, whether in cash, property or otherwise, shall be made on account of any capital stock or obligations of the Company ranking junior to the Subordinated Debt Securities and such other obligations. If any payment or distribution on account of the principal of or any premium or interest on the Subordinated Debt Securities of any character, whether in cash, securities or other property (other than securities of the Company or any other corporation provided for by a plan of reorganization or readjustment the payment of which is subordinate, at least to the extent provided in the subordination provisions with respect to the Subordinated Debt Securities, to the payment of all Senior Indebtedness at the time outstanding and to any securities issued in respect thereof under any such plan of reorganization or readjustment), or any security shall be received by the Trustee or any Holder of any Subordinated Debt Securities in contravention of any of the terms of the Indenture and before all the Senior Indebtedness shall have been paid in full, such payment or distribution or security will be received in trust for the benefit of, and will be paid over or delivered and transferred to, the holders of the Senior Indebtedness at the time outstanding in accordance with the priorities then existing among such holders for application to the payment of all Senior Indebtedness remaining unpaid to the extent necessary to pay all such Senior Indebtedness in full. (Subordinated Indenture, Section 1401).
     By reason of such subordination, in the event of the insolvency of the Company, holders of Senior Indebtedness may receive more, ratably, and any
Holder or Holders of the Subordinated Debt Securities having a claim pursuant to such Subordinated Debt Securities may receive less, ratably, than the other creditors of the Company. Such subordination will not prevent the occurrence of an Event of Default in respect of the Subordinated Debt Securities.
EFFECT OF CORPORATE STRUCTURE
     The Debt Securities are obligations exclusively of the Company. Because the operations of the Company are currently conducted through subsidiaries, the cash flow and the consequent ability to service debt of the Company, including the Debt Securities, are dependent, in part, upon the earnings of its subsidiaries and the distribution of those earnings to the Company or upon loans or other payments of funds by those subsidiaries to the Company. The subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Debt Securities or to make any funds available therefor, whether by dividends, loans or other payments. In addition, the payment of dividends and the making of loans and advances to the Company by its subsidiaries may be subject to statutory or contractual restrictions, are contingent upon the earnings of those subsidiaries and are subject to various business considerations.
     Although the Senior Indenture limits the incurrence of such indebtedness, as described above under "Certain Covenants Applicable to Senior Debt Securities," the Debt Securities will be effectively subordinated to all indebtedness and other liabilities, including current liabilities and commitments under leases, if any, of the Company's subsidiaries. Any right of the Company to receive assets of any of its subsidiaries upon liquidation or reorganization of the subsidiary (and the consequent right of the holders of the Debt Securities to participate in those assets) will be effectively subordinated to the claims of that subsidiary's creditors (including trade creditors), except to the extent that the Company is itself recognized as a creditor of such subsidiary, in which case the claims of the Company would still be subordinated to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by the Company.
NO RESTRICTION ON SALE OR ISSUANCE OF STOCK OF SUBSIDIARIES
     The Indentures contain no covenant that the Company will not sell, transfer or otherwise dispose of any shares of, or securities convertible into, or options, warrants, or rights to subscribe for or purchase shares of, voting stock of any of its subsidiaries, nor do they prohibit any subsidiary from issuing any shares of, securities convertible into, or options, warrants or rights to subscribe for or purchase shares of, voting stock of such subsidiary. CONSOLIDATION, MERGER AND SALE OF ASSETS
     The Company, without the consent of the Holder or Holders of any of the outstanding Debt Securities, may consolidate or merge with or into, or convey, transfer or lease its properties and assets substantially as an entirety, to any corporation
                                       7
organized under the laws of any domestic jurisdiction, provided that the successor corporation assumes the Company's obligations on the Debt Securities and under the Indentures and that after giving effect to the transaction no
Event of Default, and no event which, after notice or lapse of time would become an Event of Default, has occurred and is continuing, and that certain other conditions are met. (Section 801).
EVENTS OF DEFAULT
     Events of Default with respect to Debt Securities of any series issued thereunder are defined in the Indentures as being: default for thirty days in payment when due of any interest on any Debt Security of that series or any additional amount payable with respect to Debt Securities of such series as specified in the applicable Prospectus Supplement; default in payment when due of principal, premium, if any, or on redemption or otherwise, or in the making of a mandatory sinking fund payment of any Debt Securities of that series; default for sixty days after notice to the Company by the Trustee for such series, or by the holders of 25% in aggregate principal amount of the Debt Securities of such series then outstanding, in the performance of any other agreement in the Debt Securities of that series, in the Indentures or in any supplemental indenture or board resolution referred to therein under which the Debt Securities of that series may have been issued; default resulting in acceleration of other indebtedness of the Company for borrowed money where the aggregate principal amount so accelerated exceeds $10 million and such acceleration is not rescinded or annulled within ten days after the written notice thereof to the Company by the trustee or to the Company and the Trustee by the holders of 25% in aggregate principal amount of the Debt Securities of such series then outstanding, provided that such Event of Default will be cured or waived if the default that resulted in the acceleration of such other indebtedness is cured or waived; and certain events of bankruptcy, insolvency or reorganization of the Company. (Section 501). Events of Default with respect to a specified series of Debt Securities may be added to the Indentures under which the series is issued and, if so added, will be described in the applicable Prospectus Supplement. (Section 301). No Event of Default with respect to a particular series of Debt Securities issued under the Indentures necessarily constitutes an Event of Default with respect to any other series of Debt Securities issued thereunder.
     The Indentures provide that the Trustee for any Series of Debt Securities shall, within ninety days after the occurrence of a Default with respect to Debt Securities of that series, give to the holder of the Debt Securities of that series notice of all uncured Defaults known to it, provided, that, except in the case of default in payment on the Debt Securities of that series, the Trustee may withhold the notice if and so long as it in good faith determines that withholding such notice is in the interest of the holders of the Debt Securities of that series, provided, further, that no notice of a default made in the performance of any covenant or a breach of any warranty contained in the Indentures shall be given until at least 60 days after the occurrence thereof. "Default" means any event which is, or, after notice or passage of time or both, would be, an Event of Default. (Section 602).
     If an Event of Default with respect to Debt Securities of any series at the time outstanding occurs and is continuing, either the Trustee or the Holder or Holders of at least 25% in aggregate principal amount of the outstanding Debt Securities of that series may declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of that series) of all the Debt Securities of that series to be due and payable immediately. At any time after a declaration of acceleration with respect to Debt Securities of any series has been made, but before a judgment or decree based on acceleration has been obtained, the Holder or Holders of a majority in aggregate principal amount of outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration. (Section 502).
     The Indentures provide that, subject to the duty of the Trustees in the case of an Event of Default to act with the required standard of care, the Trustees will be under no obligation to exercise any of these rights or powers under the Indentures at the request or direction of any of the Holders, unless such Holder or Holders shall have offered to the Trustees reasonable indemnity. (Sections 601 and 603). Subject to such provisions for the indemnification of the Trustees, the Holder or Holders of a majority in aggregate principal amount of the outstanding Debt Securities of each series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustees, or exercising any trust or power conferred on the Trustees with respect to the Debt Securities of that series. (Section 512).
     The Company is required to furnish to the Trustees annually a statement as to the performance by the Company of certain of its obligations under the Indentures and as to any default in such performance. (Section 1005).
GLOBAL SECURITIES
     The Debt Securities of a series may be issued in the form of one or more fully registered securities in global form (each a "Global Security") that will be deposited with, or on behalf of, a depositary (the "Depositary") identified in the Prospectus
                                       8

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Supplement relating to such series and will be registered in the name of the
Depositary or its nominee. In such case, one or more Global Securities will be issued in a denomination or aggregate denominations equal to the aggregate principal amount of outstanding Debt Securities of the series represented by such Global Security or Securities. Unless and until any such Global Security is exchanged in whole or in part for Debt Securities in definitive certificated form, such Global Security may not be transferred except as a whole by the Depositary for such Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor of such Depositary or a nominee of such successor and except as described in the applicable Prospectus Supplement. (Section 303).
     The specific terms of the depositary arrangement with respect to a series of Debt Securities to be represented by a Global Security will be described in the Prospectus Supplement relating to such series. The Company anticipates that the following provisions will apply to all depositary arrangements. Upon the issuance of any Global Security, and the deposit of such Global Security with or on behalf of the Depositary for such Global Security, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of institutions ("participants") that have accounts with such Depositary or its nominee. The accounts to be credited will be designated by the underwriters or agents engaging in the distribution or placement of such Debt Securities or by the Company, if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in such Global Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests by participants in such Global Security will be shown by book-keeping entries on, and the transfer of that ownership interest will be effected only through book-keeping entries to, records maintained by the Depositary or its nominee for such Global Security. Ownership of beneficial interests in such Global Security by persons that hold through participants will be shown by book-keeping entries on, and the transfer of that ownership interest among or through such participants will be effected only through book-keeping entries to, records maintained by such participants. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive certificated form rather than book-entry form. Such laws may impair the ability to own, transfer or pledge beneficial interests in any Global Security.
     So long as the Depositary for a Global Security or its nominee is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the Indentures. Except as set forth below or otherwise specified in the applicable Prospectus Supplement, owners of beneficial interests in a Global Security will not be entitled to have Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of such series in definitive certificated form and will not be considered the holders thereof for any purposes under the Indentures. Accordingly, each person owning a beneficial interest in such Global Security must rely on the procedures of the Depositary and, if such person is not a participant, on the procedures of the participant through which such person directly or indirectly owns its interest, to exercise any rights of a holder under the Indentures. The Indentures provide that the Depositary may grant proxies and otherwise authorize participants to give or take any request, demand, authorization, direction, notice, consent, waiver or other action which a holder is entitled to give or take under the Indenture. (Section 104). The Company understands that under existing industry practices, if the Company requests any action of holders or any owner of a beneficial interest in such Global Security desires to give any notice or take any action that a holder is entitled to give or take under the Indentures, the Depositary for such Global Security would authorize the participants holding the relevant beneficial interest to give such notice or take such action, and such participants would authorize beneficial owners owning through such participants to give such notice or take such action or would otherwise act upon the instructions of beneficial owners owning through them.
     Principal and any premium and interest payments on Debt Securities represented by a Global Security registered in the name of a Depositary or its nominee will be made to such Depositary or its nominee, as the case may be, as the registered owner of such Global Security. None of the Company, the Trustee or any paying agent for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in any Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. (Section 308).
                                       9

     The Company expects that the Depositary for any series of Debt Securities represented by a Global Security, upon receipt of any payment of principal, premium or interest, will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security as shown on the records of such Depositary. The Company also expects that payments by participants to owners of beneficial interests in such Global Security or Securities held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name," and will be the responsibility of such participants.
     If the Depositary for any series of Debt Securities represented by a Global Security is at any time unwilling or unable to continue as Depositary and a successor Depositary is not appointed by the Company within 90 days, the Company will issue such Debt Securities in definitive certificated form in exchange for such Global Security. In addition, the Company may at any time and in its sole discretion determine not to have the Debt Securities of a series represented by one or more Global Securities and, in such event, will issue Debt Securities of such series in definitive certificated form in exchange for the Global Security representing such series of Debt Securities. (Section 305).
     Further, an owner of a beneficial interest in a Global Security representing Debt Securities of a series may, on terms acceptable to the Company and the Depositary for such Global Security, receive Debt Securities of such series in definitive certificated form, if the Company so specifies with respect to the Debt Securities of such series. In any such instance, an owner of a beneficial interest in a Global Security will be entitled to have Debt Securities of the series represented by such Global Security equal in principal amount to such beneficial interest registered in its name and will be entitled to physical delivery of such Debt Securities in definitive certificated form. Debt Securities of such series so issued in definitive certificated form will, except as set forth in the applicable Prospectus Supplement, be issued in denominations of $1,000 and integral multiples thereof and will be issued in registered form. (Section 305).
MODIFICATION AND WAIVER
     Modifications and amendments of the Indentures may be made by the Company and the applicable Trustee with the consent of the Holder or Holders of a majority in principal amount of the Debt Securities of all affected series; provided, however, that no such modification or amendment may, without the consent of the Holder or Holders of all of the outstanding Debt Securities affected thereby, (i) change the stated maturity date of the principal of, or any installment of principal of, or premium, if any, or interest, if any, on, any Debt Security; (ii) reduce the principal amount of, or premium, if any, or interest, if any, on, any Debt Security, change the method of calculation thereon or reduce the amount payable on redemption thereof; (iii) reduce the amount of principal of a Debt Security payable upon acceleration of the maturity thereof; (iv) change the place or currency of payment of principal of, or premium, if any, or interest, if any, on, any Debt Security; (v) impair the rights of any holder of any Debt Securities to conversion rights; (vi) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security; or (vii) reduce the percentage in principal amount of the Debt Security, the consent of whose Holder or Holders is required for modification or amendment of the Indentures or for waiver of compliance with certain provisions of the Indentures or for waiver of certain defaults. (Sections 901 and 902).
     The Holder or Holders of a majority in principal amount of the Debt Securities of all affected series may, on behalf of the Holder or Holders of such Debt Securities, waive compliance by the Company with certain restrictive provisions of the Indentures. The Holder or Holders of a majority in principal amount of the Debt Securities of all affected series also may, on behalf of the Holder or Holders of all such Debt Securities, waive any past default under the Indentures with respect to such Debt Securities, except a default in the payment of the principal, or premium, if any, or interest on, any Debt Security or in respect of a provision which under the Indentures cannot be modified or amended without the consent of the Holder or Holders of all of the outstanding Debt Securities affected thereby. (Section 513).
REGARDING THE TRUSTEES
     Chemical Bank will be the Trustee under the Senior Indenture. Notice to the Senior Trustee Bank should be directed to its Corporate Trust Office, 450 West 33rd Street, New York, New York 10001-2697.
     Wachovia Bank of North Carolina, N.A. will be the Trustee under the Subordinated Indenture. Notice to the Subordinated Trustee should be directed to its Corporate Trust Office, P.O. Box 3001, Winston-Salem, North Carolina 27102.
                                       10

                         DESCRIPTION OF PREFERRED STOCK

GENERAL
     The following summary does not purport to be complete and is subject in all respects to applicable North Carolina law and the Company's Restated and Amended Charter and Bylaws.
     The Company is authorized by its Restated and Amended Charter to issue 5,000,000 shares of Preferred Stock. The Board of Directors is authorized to designate with respect to each new series of Preferred Stock the number of shares in each series, the dividend rates and dates of payment, voluntary and involuntary liquidation preferences, redemption prices, whether or not dividends shall be cumulative and, if cumulative, the date or dates from which the same shall be cumulative, the sinking fund provisions, if any, for redemption or purchase of shares, the rights, if any, and the terms and conditions on which shares can be converted into or exchanged for, or the rights to purchase, shares of any other class or series, and the voting rights, if any. Any Preferred Stock issued will rank prior to the Common Stock as to dividends and as to distributions in the event of liquidation, dissolution or winding up of the Company. The ability of the Board of Directors to issue Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting powers of holders of Common Stock and, under certain circumstances, may discourage an attempt by others to gain control of the Company. The Company may amend from time to time its Restated and Amended Charter to increase the number of authorized shares of Preferred Stock. Any such amendment would require the approval of the holders of a majority of the outstanding shares of Common Stock, and the approval of the holders of a majority of the outstanding shares of all series of Preferred Stock voting together as a single class without regard to series. As of the date of this Prospectus, the Company had no shares of Preferred Stock outstanding.
     The Prospectus Supplement relating to each series of the Preferred Stock will describe the following terms thereof:
     (a) title and stated value of such series;
     (b) the number of shares in such series;
     (c) the dividend payment dates and the dividend rate or method of determination or calculation of such terms applicable to the series;
     (d) applicable redemption provisions, if any;
     (e) sinking fund or purchase fund provisions, if any;
     (f) the fixed liquidation price and fixed liquidation premium, if any, applicable to the series;
     (g) the rate or basis of exchange or conversion into other securities or method of determination thereof applicable to the series, if any;
     (h) the conversion rights, if any;
     (i) applicable voting rights; and
     (j) any other terms applicable thereto.
REDEMPTION
     A series of Preferred Stock may be redeemable, in whole or in part, at the option of the Company, and may be subject to mandatory redemption pursuant to a sinking fund, in each case upon terms, at the times and at the redemption prices set forth in the Prospectus Supplement relating to such series.
     The Prospectus Supplement relating to a series of Preferred Stock that is subject to mandatory redemption shall specify the number of shares of such series of Preferred Stock which shall be redeemed by the Company in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to any accrued and unpaid dividends thereon to the date of redemption.
     If fewer than all the outstanding shares of any series of Preferred Stock are to be redeemed, whether by mandatory or optional redemption, the selection of the shares to be redeemed shall be determined by lot or pro rata as may be determined by the Board of Directors or a duly authorized committee thereof, or by any other method which may be determined by the Board of Directors or such committee to be equitable. From and after the date of redemption (unless default shall be made by
                                       11
the Company in providing for the payment of the redemption price), dividends shall cease to accrue on the shares of Preferred Stock called for redemption and all rights of the holders thereof (except the right to receive the redemption price) shall cease.
CONVERSION RIGHTS; PREEMPTIVE RIGHTS
     The Prospectus Supplement for any series of Preferred Stock will state the terms, if any, on which shares of that series are convertible into shares of Common Stock or another series of preferred stock of the Company. The Preferred Stock will have no preemptive rights.
DIVIDEND RIGHTS
     The holders of the Preferred Stock of each series shall be entitled to receive, if and when declared payable by the Board of Directors, out of assets available therefor, dividends at, but not exceeding, the dividend rate for such series (which may be fixed or variable), payable at such intervals and on such dates as are provided in the resolution of the Board of Directors creating such series. If such intervals and dividend payment dates shall vary from time to time for such series, such resolution shall set forth the method by which such intervals and such dates shall be determined. Such dividends on Preferred Stock shall be paid before any dividends, other than a dividend payable in Common Stock of the Company, may be paid upon or set apart for any shares of capital stock ranking junior to the Preferred Stock in respect of dividends or liquidation rights (referred to in this Prospectus as "stock ranking junior to the Preferred Stock").
VOTING RIGHTS
     Except as indicated below or in the Prospectus Supplement relating to a particular series of Preferred Stock, or except as expressly required by the laws of the State of North Carolina or other applicable law, the holders of the Preferred Stock will not be entitled to vote. Except as indicated in the Prospectus Supplement relating to a particular series of Preferred Stock, each such share will be entitled to one vote on matters on which holders of such series of the Preferred Stock are entitled to vote. However, as more fully described below under "Depositary Shares," if the Company elects to issue Depositary Shares representing a fraction of a share of a series of Preferred Stock, each such Depositary Share will, in effect, be entitled to such fraction of a vote, rather than a full vote. Since each full share of any series of Preferred Stock shall be entitled to one vote, the voting power of such series, on matters on which holders of such series and holders of other series of preferred stock are entitled to vote as a single class, shall depend on the number of shares in such series, not the aggregate liquidation preference or initial offering price of the shares of such series of Preferred Stock.
     In addition to the foregoing voting rights, under the North Carolina Business Corporation Act as now in effect, the holders of Preferred Stock will have the voting rights set forth above under "General" with respect to amendments to the Company's Restated and Amended Charter which would increase the number of authorized shares of Preferred Stock of the Company.
LIQUIDATION RIGHTS
     In the event of any liquidation, dissolution or winding up of the Company, the holders of Preferred Stock shall be entitled to receive, for each share thereof, the fixed liquidation or stated value for the respective series together in all cases with all dividends accrued or in arrears thereon, before any distribution of the assets shall be made to the holders of any stock ranking junior to the Preferred Stock. If the assets distributable among the holders of Preferred Stock should be insufficient to permit the payment of the full preferential amounts fixed for all series, then the distribution shall be made among the holders of each series ratably in proportion to the full preferential amounts to which they are respectively entitled.
DEPOSITARY SHARES
     GENERAL. The Company may, at its option, elect to offer fractional shares of Preferred Stock, rather than full shares of Preferred Stock. In the event such option is exercised, the Company will issue to the public receipts for Depositary Shares, each of which will represent a fraction (to be set forth in the Prospectus Supplement relating to a particular series of Preferred Stock) of a share of a particular series of Preferred Stock as described below.
     The shares of any series of Preferred Stock represented by Depositary Shares will be deposited under a Deposit Agreement (the "Deposit Agreement") between the Company and a bank or trust company selected by the Company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000 (the "Depositary Bank"). Subject to the terms of the Deposit Agreement, each owner of a Depositary Share will be entitled, in proportion to
                                       12
the applicable fraction of a share of Preferred Stock represented by such Depositary Share, to all the rights and preferences of the Preferred Stock represented thereby (including dividend, voting, redemption and liquidation rights).
     The Depositary Shares will be evidenced by depositary receipts issued pursuant to the Deposit Agreement ("Depositary Receipts"). Depositary Receipts will be distributed to those persons purchasing the fractional shares of Preferred Stock in accordance with the terms of the offering. If Depositary Shares are issued, copies of the forms of Deposit Agreement and Depositary Receipt will be incorporated by reference to the Registration Statement of which this Prospectus is a part, and the following summary is qualified in its entirety by reference to such documents.
     Pending the preparation of definitive engraved Depositary Receipts, the Depositary Bank may, upon the written order of the Company, issue temporary Depositary Receipts substantially identical to (and entitling the holders thereof to all the rights pertaining to) the definitive Depositary Receipts but not in definitive form. Definitive Depositary Receipts will be prepared thereafter without unreasonable delay, and temporary Depositary Receipts will be exchangeable for definitive Depositary Receipts at the Company's expense.
     DIVIDENDS AND OTHER DISTRIBUTIONS. The Depositary Bank will distribute all cash dividends or other cash distributions received in respect of the Preferred Stock to the record holders of Depositary Shares relating to such Preferred Stock in proportion to the number of such Depositary Shares owned by such holders.
     In the event of a distribution other than in cash, the Depositary Bank will distribute property received by it to the record holders of Depositary Shares entitled thereto, unless the Depositary Bank determines that it is not feasible to make such distribution, in which case the Depositary Bank may, with the approval of the Company, sell such property and distribute the net proceeds from such sale to such holders.
     REDEMPTION OF DEPOSITARY SHARES. If a series of Preferred Stock represented by Depositary Shares is subject to redemption, the Depositary Shares will be redeemed from the proceeds received by the Depositary Bank resulting from the redemption, in whole or in part, of such series of Preferred Stock held by the Depositary Bank. The redemption price per Depositary Share will be equal to the applicable fraction of the redemption price per share payable with respect to such series of Preferred Stock. Whenever the Company redeems shares of Preferred Stock held by the Depositary Bank, the Depositary Bank will redeem as of the same redemption date the number of Depositary Shares representing the shares of Preferred Stock so redeemed. If fewer than all the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected by lot or pro rata as may be determined by the Depositary Bank.
     VOTING THE PREFERRED STOCK. Upon receipt of notice of any meeting at which the holders of Preferred Stock are entitled to vote, the Depositary Bank will mail the information contained in such notice of meeting to the record holders of the Depositary Shares relating to such Preferred Stock. Each record holder of such Depositary Shares on the record date (which will be the same date as the record date for the Preferred Stock) will be entitled to instruct the Depositary Bank as to the exercise of the voting rights pertaining to the amount of Preferred Stock represented by such holder's Depositary Shares. The Depositary Bank will endeavor, insofar as practicable, to vote the amount of Preferred Stock represented by such Depositary Shares in accordance with such instructions, and the Company will agree to take all action which may be deemed necessary by the Depositary Bank in order to enable the Depositary Bank to do so. The Depositary Bank may abstain from voting shares of Preferred Stock to the extent it does not receive specific instructions from the holders of Depositary Shares representing such Preferred Stock.
     AMENDMENT AND TERMINATION OF THE DEPOSITARY AGREEMENT. The form of Depositary Receipt evidencing the Depositary Shares and any provision of the Deposit Agreement may at any time be amended by agreement between the Company and the Depositary Bank. However, any amendment that materially and adversely alters the rights of the holders of Depositary Shares will not be effective unless such amendment has been approved by the holders of at least a majority of the Depositary Shares then outstanding. The Deposit Agreement may be terminated by the Company or the Depositary only if (i) all outstanding Depositary Shares have been redeemed or (ii) there has been a final distribution in respect of the Preferred Stock in connection with any liquidation, dissolution or winding up of the Company and such distribution has been distributed to the holders of Depositary Receipts.
     CHARGES OF DEPOSITARY BANK. The Company will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. The Company will pay charges of the Depositary Bank in connection with the initial deposit of the Preferred Stock and any redemption of the Preferred Stock. Holders of Depositary Receipts will pay other transfer and other taxes and governmental charges and such other charges, including a fee for the withdrawal of shares of Preferred Stock upon surrender of Depositary Receipts, as are expressly provided in the Deposit Agreement to be for their accounts.
                                       13

     MISCELLANEOUS. The Depositary Bank will forward to holders of Depository Receipts all reports and communications from the Company that are delivered to the Depositary Bank and that the Company is required to furnish to the holders of Preferred Stock.
     Neither the Depositary Bank nor the Company will be liable if it is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the Deposit Agreement. The obligations of the Company and the Depositary Bank under the Deposit Agreement will be limited to performance in good faith of their duties thereunder and they will not be obligated to prosecute or defend any legal proceeding in respect of any Depositary Shares or Preferred Stock unless satisfactory indemnity is furnished. They may rely upon written advice of counsel or accountants, or upon information provided by persons presenting Preferred Stock for deposit, holders of Depositary Receipts or other persons believed to be competent and on documents believed to be genuine.
     RESIGNATION AND REMOVAL OF DEPOSITARY BANK. The Depositary Bank may resign at any time by delivering to the Company notice of its election to do so, and the Company may at any time remove the Depositary Bank, any such resignation or removal to take effect upon the appointment of a successor Depositary Bank and its acceptance of such appointment. Such successor Depositary Bank must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000. MISCELLANEOUS
     The Preferred Stock when issued and full consideration is received for such Preferred Stock will be fully paid and nonassessable.

                          DESCRIPTION OF COMMON STOCK

GENERAL
     The following summary does not purport to be complete and is subject in all respects to applicable North Carolina law, the Company's Restated and Amended Charter and Bylaws, and the Rights Agreement, dated September 9, 1988, between the Company and Wachovia Bank of North Carolina, N.A., as Rights Agent.
     The Company is authorized by its Restated and Amended Charter to issue 120,000,000 shares of Common Stock and had 73,908,985 shares of Common Stock outstanding at October 31, 1993. Each share of Common Stock is entitled to one vote on all matters submitted to a vote of shareholders. Holders of Common Stock are entitled to receive dividends when and as declared by the Board of Directors of the Company out of funds legally available therefor. Dividends may be paid on the Common Stock only if all dividends on any outstanding Preferred Stock have been paid or provided for.
     The issued and outstanding shares of Common Stock are fully paid and nonassessable. Holders of Common Stock have no preemptive or conversion rights and are not subject to further calls or assessments by the Company.
     In the event of the voluntary or involuntary dissolution, liquidation or winding up of the Company, holders of Common Stock are entitled to receive, pro rata, after satisfaction in full of the prior rights of creditors and holders of Preferred Stock, if any, all the remaining assets of the Company available for distribution.
     Directors are elected by a vote of the holders of Common Stock. Holders of Common Stock are not entitled to cumulative voting rights.
     Wachovia Bank of North Carolina, N.A., Winston-Salem, North Carolina acts as the transfer agent and registrar for the Common Stock.
RIGHTS
     In 1988, pursuant to the Company's Shareholder Rights Plan, the Company distributed as a dividend one Right for each outstanding share of Common Stock. As a consequence of a two-for-one Common Stock split, effective as of June 29, 1992, the number of Rights outstanding was adjusted such that each share of Common Stock had associated with it one-half Right. Each Right entitles the holder to buy one one-thousandth of a share of Participating Cumulative Preferred Stock, Series A, at an exercise price of $100, subject to adjustment. The Rights will become exercisable only if a person or group acquires or announces a tender offer for 20% or more of the outstanding Common Stock. When exercisable, the Company may issue a share of Common Stock in exchange for each Right other than those held by such person or group. If a person or group
                                       14
acquires 30% or more of the outstanding Common Stock, each Right will entitle the holder, other than the acquiring person, upon payment of the exercise price, to acquire Preferred Stock or, at the option of the Company, Common Stock, having a value equal to twice the Right's exercise price. If the Company is acquired in a merger or other business combination or if 50% of its earnings power is sold, each Right will entitle the holder, other than the acquiring person, to purchase securities of the surviving company having a market value equal to twice the exercise price of the Right. The Rights will expire on September 9, 1998, and may be redeemed by the Company at a price of $.01 per right at any time prior to the tenth day after an announcement that a 20% position has been acquired.
     Until such time as a person or group acquires or announces a tender offer for 20% or more of the Common Stock, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, and (ii) the surrender for transfer of any certificate for Common Stock will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. Rights may not be transferred, directly or indirectly (i) to any person or group that has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the Rights (an "Acquiring Person"); (ii) to any person in connection with a transaction in which such person becomes an Acquiring Person; or (iii) to any affiliate or associate of any such person. Any Right that is the subject of a purported transfer to any such person will be null and void.
     The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that acquires more than 20% of the outstanding shares of Common Stock of the Company if certain events thereafter occur without the Rights having been redeemed. However, the Rights should not interfere with any merger or other business combination approved by the Board of Directors and the shareholders because the Rights are redeemable under certain circumstances.
CHANGE OF CONTROL PROVISIONS
     The rights of holders of Common Stock are governed by other provisions which are intended to affect any attempted change of control of the Company.
     BOARD OF DIRECTORS. The Restated and Amended Charter classifies the Board of Directors into three separate classes, with the term of one-third of the directors expiring at each annual meeting. A director may be removed only upon the affirmative vote of 70% of outstanding voting shares.
     FAIR PRICE PROVISIONS. Provisions of the Restated and Amended Charter (the "Fair Price Provisions") limit the ability of an Interested Shareholder to effect certain transactions involving the Company. Unless the Fair Price Provisions are satisfied, an Interested Shareholder (defined as the beneficial owner of 20% of outstanding voting shares) may not engage in a business combination, which includes a merger, consolidation, share exchange, or similar transaction, involving the Company unless approved by 70% of the Company's outstanding voting shares. In general, the Fair Price Provisions require that an Interested Shareholder pay shareholders the same amount of cash or the same amount and type of consideration paid by the Interested Shareholder when it initially acquired the Company's shares.
     The Fair Price Provisions are designed to discourage attempts to take over Lowe's in non-negotiated transactions utilizing two-tier pricing tactics, which typically involve the accumulation of a substantial block of the target corporation's stock followed by a merger or other reorganization of the acquired company on terms determined by the purchaser. Due to the difficulties of complying with the requirements of the Fair Price Provisions, the Fair Price Provisions generally may discourage attempts to obtain control of the Company.
     NORTH CAROLINA LAW. The North Carolina Control Share Acquisition Act is triggered upon the acquisition of shares of voting stock which, when added to all other shares beneficially owned by the person, would result in that person holding one-fifth, one-third or a majority of the voting power in the election of directors. Under the Control Share Acquisition Act, the shares acquired which result in the crossing of any of these thresholds ("control shares") have no voting rights until conferred by the affirmative vote of the holders of a majority of all outstanding voting shares. The effect of these provisions may be to delay or prevent attempts by other corporations or groups to acquire control of the Company without negotiation with the Board of Directors.
     The North Carolina Shareholder Protection Act requires the affirmative vote of 95% of a corporation's voting shares to approve a business combination with any person that beneficially owns 25% of the voting shares of the corporation unless the "fair price" provisions of the Act are satisfied. The statute's intended effect is similar to the Fair Price Provisions of the Company's Restated and Amended Charter.
                                       15

                              PLAN OF DISTRIBUTION

     The Offered Securities may be sold for public offering to underwriters or dealers, which may be a group of underwriters represented by one or more managing underwriters, or through such firms or other firms acting alone or through dealers. The Offered Securities may also be sold directly by the Company or through agents to investors. The names of any agents, dealers or managing underwriters, and of any underwriters, involved in the sale of the Offered Securities in respect of which this Prospectus is being delivered, the applicable agent's commission, dealer's purchase price or underwriter's discount and the net proceeds to the Company from such sale will also be set forth in the Prospectus Supplement.
     Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Offered Securities and any discounts, concessions or commissions allowed by underwriters to participating dealers will be set forth in the Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Offered Securities may be deemed to be "underwriters" within the meaning of the Securities Act, and any discounts and commissions received by them and any profit realized by them on resale of the Offered Securities may be deemed to be underwriting discounts and commissions under the Securities Act.
     If an underwriter or underwriters are utilized in the sale of the Offered Securities, the Company will execute an underwriting agreement with such underwriter or underwriters at the time an agreement for such sale is reached. The underwriting agreement will provide that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters with respect to a sale of Offered Securities will be obligated to purchase all such Offered Securities if any are purchased. In connection with the sale of Offered Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Offered Securities for whom they may act as agent. Underwriters may sell Offered Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Under such underwriting agreements, underwriters, dealers and agents who participate in the distribution of the Offered Securities, may be entitled to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act or contribution with respect to payments which the underwriters, dealers or agents may be required to make in respect thereof. The underwriter or underwriters with respect to an underwritten offering of Offered Securities will be set forth in the Prospectus Supplement relating to such offering and, if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover of such Prospectus Supplement.
     If so indicated in an applicable Prospectus Supplement, the Company will authorize dealers acting as the Company's agents to solicit offers by certain institutions to purchase Offered Securities from the Company at the public offering price set forth in such Prospectus Supplement pursuant to Delayed Delivery Contracts ("Contracts") providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount not less than, and the aggregate principal amount of Offered Securities sold pursuant to Contracts shall not be less nor more than, the respective amounts stated in such Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions, but will in all cases be subject to the approval of the Company. Contracts will not be subject to any conditions except
(i) the purchase by an institution of the Offered Securities covered by its Contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject, and (ii) if the Offered Securities are being sold to underwriters, the Company shall have sold to such underwriters the total principal amount of the Offered Securities less the principal amount thereof covered by Contracts. Agents and underwriters will have no responsibility in respect of the delivery or performance of Contracts.
     Certain of the underwriters and their affiliates may be customers of, engage in transactions with, and perform services for, the Company and its subsidiaries and the Trustees in the ordinary course of business.
     The Offered Securities may or may not be listed on a national securities exchange or a foreign securities exchange. No assurances can be given that there will be a market for the Offered Securities.

                                 LEGAL MATTERS

     The validity of the Securities offered hereby will be passed upon for the Company by Hunton & Williams, Richmond, Virginia.
                                       16

                                    EXPERTS

     The consolidated financial statements and financial statement schedules of the Company incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K for the year ended January 31, 1993 have been so incorporated in reliance upon the reports of Deloitte & Touche, independent auditors, incorporated herein by reference given upon the authority of said firm as experts in accounting and auditing.
     With respect to the unaudited interim financial information for the periods ended April 30, 1993, July 31, 1993 and October 31, 1993 which is incorporated herein by reference, Deloitte & Touche have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their reports included in the Company's Quarterly Reports on Form 10-Q for the quarters ended April 30, 1993, July 31, 1993 and October 31, 1993 and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because those reports are not "reports" or a "part" of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

     NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER, AGENT OR DEALER. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.
                                       17

  NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL UNDER ANY CIRCUMSTANCE CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY STATE IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                 PAGE
The Company...................................    S-2
Use of Proceeds...............................    S-3
Capitalization................................    S-3
Recent Developments...........................    S-4
Selected Consolidated Financial
  Data........................................    S-6
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations..................................    S-7
Description of Notes..........................   S-10
Underwriting..................................   S-11
Legal Matters.................................   S-12
Experts.......................................   S-12

                     PROSPECTUS
                                                 PAGE
Available Information.........................      2
Incorporation of Certain Documents by
  Reference...................................      2
The Company...................................      2
Use of Proceeds...............................      2
Ratio of Earnings to Fixed Charges............      3
Description of Debt Securities................      3
Description of Preferred Stock................     11
Description of Common Stock...................     14
Plan of Distribution..........................     16
Legal Matters.................................     16
Experts.......................................     17

                                  $100,000,000


                                 [LOWE'S LOGO]



                                   % Senior Notes
                            due December     , 2005




                             PROSPECTUS SUPPLEMENT




                              Merrill Lynch & Co.

                              Goldman, Sachs & Co.

                                Lehman Brothers

                             Montgomery Securities



                               December   , 1995